

Mail Stop 3030

April 7, 2009

VIA U.S. MAIL AND FAX (212) 687-1051

Mr. William E. Luther
Chief Executive Officer and Chief Financial Officer
Lescarden Incorporated
420 Lexington Avenue
New York, New York 10170

> **Re:** **Lescarden Incorporated**
> **Form 10-KSB for the year ended May 31, 2008**
> **Filed September 10, 2008**
> **Form 10-Q for the quarter ended August 31, 2008**
> **Filed October 15, 2008**
> **File No. 000-10035**

Dear Mr. Luther:

We have reviewed your response dated April 1, 2009 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment to Form 10-KSB for the year ended May 31, 2008 filed April 1, 2009

Amendment to Form 10-Q for the period ended August 31, 2008 filed April 1, 2009

Exhibit 31

1.   Please refer to prior comment 1. We note that management's certification filed pursuant to section 302 of the Sarbanes-Oxley Act of 2002 as part of your amended Form 10-KSB and Form 10-Q does not appear to include paragraph 4c) as required by Item 601(b)(31)(i) of Regulation S-B and Regulation S-K. In addition, it does not appear that you have included your controls and procedures disclosure in Item 8A in your amended Form 10-KSB (Item 4 of Form 10-Q). Please further amend your Form 10-KSB and Form 10-Q to provide new certifications and your controls and procedures disclosure. Please note that you may provide an abbreviated amendment that consists of a cover page, explanatory note, Item 8A of Form 10-KSB (Item 4 of Form 10-Q), signature page and paragraphs 1, 2, 4 and 5 of the certification.

        As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Angela Crane
                                        Accounting Branch Chief